

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

<u>Via E-mail</u>
Mr. F. Kevin Tylus
President and Chief Executive Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, Pennsylvania 19072

Re: **Royal Bancshares of Pennsylvania, Inc.**
       Registration Statement on Form S-1
       Filed September 4, 2013
       File No. 333-190973

Dear Mr. Tylus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise the filing to remove the selling shareholder transaction. The resale of the private placement cannot be registered at this time as the purchasers must be "irrevocably bound" and the condition that they are not committed until the Company successfully bids for the TARP securities does not meet that requirement. You must issue the securities to the selling shareholders in your proposed private placement before you can register the resale of those securities. Please amend the document accordingly.

2. We note your statement on the Prospectus cover page and throughout the Prospectus that you will issue 5,000,000 rights, one right for each full share held of the Company's stock. Noting over 10 million shares outstanding, and with a

view to revising the disclosure, please advise us how each holder of common shares can each receive one right. In this regard, revise the cover page to also disclose the number of shares outstanding.

Questions and Answers
Why we are conducting the offering?, page 5

3. Revise to add disclosure of the following:
- The quarterly dividend;
- Whether you must or intend to repay the accrued dividend before bidding on the shares;
- The total amount of principal outstanding on the TARP shares; and;
- The Company's intentions regarding the dividend repayment and the warrants.

Summary, page 10

4. Please revise the section entitled "The Company" as follows:
- supplement the disclosure of assets, deposits and shareholders' equity for your most recent fiscal year to disclose this information and net income and earnings per share for each of the last three fiscal years; and
- disclose that from 2010 until 2013 you have been subject to a written agreement with the Federal Reserve and since 2011 an informal agreement with the FDIC, Pennsylvania Department of Banking and the Federal Reserve.

Purpose of Offering, page 11

5. Revise the last paragraph to disclose:
- the estimated net proceeds from the subscription offering assuming it is fully subscribed;
- the estimated net proceeds from the private placement; and,
- the amount that will be used to bid on the Tarp shares. **added**

Risk Factors, page 15

6. As required by Item 503(c) please revise the preamble to clearly state that the section includes "the most significant factors that make the offering speculative or risky" and revise the risk factors accordingly.

Risks Related to Us and Our Business, page 15

7. Consistent with Item 503(c), please add a risk factor addressing the risks relating to the fact that the Tabas family controls the company based on the following:
    *   Robert Tabas is Chairman of the Board and former and Chief Executive Officer;
    *   four of the nine elected directors are Tabas family members; and
    *   quantify the aggregate percentage of votes held by the Tabas family has since it is the beneficial owner of over 28% of your class A common stock and over 71 percent of your class B common stock, which has ten votes per share.

8. Consistent with Item 503(c), please add a risk factor addressing the risks from your financial condition and declining results of operations including your history of losses, drops in interest income, level of allowance for loan and lease losses, drops in other income, drop in assets and drops in deposits.

Risks Related to an Investment in Our Common Stock, page 25
Our share price will fluctuate, page 22

9. Please revise the second paragraph in which you state since 2008 "many publicly traded financial services companies have experienced extreme price and volume unrelated or disproportionate to the operating performance or prospects" and in which you state "We may experience market fluctuations that are not directly related to our operating performance…."   Please disclose the risks related to the performance of your stock compared to other banks since 2008.

Plan of Distribution, page 45

10. Please revise the second paragraph on page 46 to clearly state that a post-effective amendment will be filed, if any selling shareholder engages any agent to sell any of the securities for compensation, naming the agent as an underwriters and disclosing the compensation arrangements. See your undertaking(1)(iii) on page II-5.

Description of Capital Stock, page 48

11. As required by Item 202(a) please describe the material differences between your class A and class B common stock including the fact that each share of class B common stock has ten votes per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 if you have any questions.

Sincerely,

?s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney